Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

- - - - - - - - - - -

KAMADA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31,		As of December 31,
	2022	2021	2021
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$21,967	$61,436	$18,587
Short-term investments	-	48,038	-
Trade receivables, net	21,568	20,367	35,162
Other accounts receivables	7,867	4,091	8,872
Inventories	64,761	41,155	67,423
Total Current Assets	116,163	175,087	130,044

Non-Current Assets
Property, plant and equipment, net	26,098	25,492	26,307
Right-of-use assets	2,990	3,479	3,092
Intangible assets, Goodwill and other long-term assets	151,858	3,175	153,663
Contract assets	5,987	3,295	5,561
Total Non-Current Assets	186,933	35,441	188,623
Total Assets	$303,096	$210,528	$318,667
Liabilities
Current Liabilities
Current maturities of bank loans	$3,725	$127	$2,631
Current maturities of lease liabilities	1,017	1,092	1,154
Current maturities of other long term liabilities	19,095	-	17,986
Trade payables	11,682	15,076	25,104
Other accounts payables	6,670	5,682	7,142
Deferred revenues	40	-	40
Total Current Liabilities	42,229	21,977	54,057

Non-Current Liabilities
Bank loans	16,296	20	17,407
Lease liabilities	3,056	3,417	3,160
Contingent consideration	22,551		21,995
Other long-term liabilities	42,531		43,929
Deferred revenues	15	2,525	15
Employee benefit liabilities, net	1,268	1,369	1,280
Total Non-Current Liabilities	85,717	7,331	87,786

Shareholder's Equity
Ordinary shares	11,728	11,713	11,725
Additional paid in capital net	210,269	209,859	210,204
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	12	30	54
Capital reserve from share-based payments	4,771	4,674	4,643
Capital reserve from employee benefits	(149)	(320)	(149)
Accumulated deficit	(47,991)	(41,246)	(46,163)
Total Shareholder's Equity	175,150	181,220	176,824
Total Liabilities and Shareholder's Equity	$303,096	$210,528	$318,667

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months period ended		Year ended
	March 31,		December 31,
	2022	2021	2021
	Unaudited		Audited
	U.S Dollars in thousands

Revenues from proprietary products	$23,011	$20,870	$75,521
Revenues from distribution	5,082	4,030	28,121

Total revenues	28,093	24,900	103,642

Cost of revenues from proprietary products	12,449	12,468	48,194
Cost of revenues from distribution	4,342	3,501	25,120

Total cost of revenues	16,791	15,969	73,314

Gross profit	11,302	8,931	30,328

Research and development expenses	4,420	2,628	11,357
Selling and marketing expenses	3,321	1,123	6,278
General and administrative expenses	3,005	2,809	12,636
Other expense	310	7	753
Operating income	246	2,364	(696)

Financial income	2	110	295
Income in respect of securities measured at fair value, net	-	-	-
Income (expense) in respect of currency exchange differences and derivatives instruments, net	169	266	(207)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(2,010)		(947)
Financial expense	(194)	(53)	(330)
Income before tax on income	(1,787)	2,687	(1,885)
Taxes on income	41	-	345

Net Income	$(1,828)	$2,687	$(2,230)

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are me
Gain (loss) from securities measured at fair value through other comprehensive income	-	-	-
Gain on cash flow hedges	(108)	(73)	185
Net amounts transferred to the statement of profit or loss for cash flow hedges	66	(254)	(488)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-	-	171
Tax effect	-	-	-
Total comprehensive income	$(1,870)	$2,360	$(2,362)

Earnings per share attributable to equity holders of the Company:
Basic income per share	$(0.04)	$0.06	$(0.05)
Diluted income per share	$(0.04)	$0.06	$(0.05)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands

Balance as of January 1, 2022 (audited)	$11,725	$210,204	$-	$(3,490)	$54	$4,643	$(149)	$(46,163)	$176,824
Net income	-	-	-	-	-	-	-	(1,828)	(1,828)
Other comprehensive income (loss)	-	-	-	-	(42)	-	-	-	(42)
Tax effect	-	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	-	(42)	-	-	(1,828)	(1,870)
Exercise and forfeiture of share-based payment into shares	3	65	-	-	-	(65)	-	-	3
Cost of share-based payment	-	-	-	-	-	193	-	-	193
Balance as of March 31, 2022	$11,728	$210,269	$-	$(3,490)	$12	$4,771	$(149)	$(47,991)	$175,150

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity

Balance as of January 1, 2021 (audited)	$11,706	$209,760	$(3,490)	$357	$4,558	$(320)	$(43,933)	$178,638
Net income	-	-	-	-	-	-	2,687	2,687
Other comprehensive income (loss)	-	-	-	(327)	-	-	-	(327)
Tax effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	(327)	-	-	2,687	2,360
Exercise and forfeiture of share-based payment into shares	7	99	-	-	(99)	-	-	7
Cost of share-based payment	-	-	-	-	215	-	-	215
Balance as of March 31, 2021	$11,713	$209,859	$(3,490)	$30	$4,674	$(320)	$(41,246)	$181,220

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands

Balance as of January 1, 2021 (audited)	$11,706	$209,760	$-	$(3,490)	$357	$4,558	$(320)	$(43,933)	$178,638
Net income	-	-	-	-	-	-	-	(2,230)	(2,230)
Other comprehensive income (loss)	-	-	-	-	(303)	-	171	-	(132)
Tax effect	-	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	-	(303)	-	171	(2,230)	(2,362)
Exercise and forfeiture of share-based payment into shares	19	444	-	-	-	(444)	-	-	19
Cost of share-based payment	-	-	-	-	-	529	-	-	529
Balance as of December 31, 2021	$11,725	$210,204	$-	$(3,490)	$54	$4,643	$(149)	$(43,933)	$176,824

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2022	2021	2021
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Net income	$(1,828)	$2,687	$(2,230)

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	3,027	1,147	5,609
Financial expense (income), net	2,033	(323)	1,189
Cost of share-based payment	193	215	529
Taxes on income	41	-	345
(Gain) loss from sale of property and equipment	-	-	-
Change in employee benefit liabilities, net	(12)	(37)	45
	5,282	1,002	7,717
Changes in asset and liability items:
Decrease(increase) in trade receivables, net	13,492	1,585	(12,861
Decrease (increase) in other accounts receivables	589	(14)	(1,634)
Decrease (increase) in inventories	2,662	1,045	(2,373
Decrease (increase) in deferred expenses	(110)	(1,153)	(6,883
Increase (decrease) in trade payables	(13,649)	(1,484)	7,917)
Increase (decrease) in other accounts payables	(772)	(2,145)	(392)
Increase (decrease) in deferred revenues	-	500	(1,815

	2,212	(1,666)	(14,411)
Cash received (paid) during the year for:

Interest paid	(194)	(48)	(228)
Interest received	2	141	375
Taxes paid	(9)	(14)	(42)
	(201)	79	105

Net cash provided by (used in) operating activities	$5,465	$2,102	$(8,819)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2022	2021	2021
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Cash Flows from Investing Activities

Investment in short term investments, net	$-	$(9,000)	$39,083
Purchase of property and equipment and intangible assets	(513)	(131)	(3,730)
Proceeds from sale of property and equipment	-	-	7
Business combination	-	(1,404	(96,403)
Net cash used in investing activities	(513)	(10,535)	(61,050)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	7	19
Receipt of long-term loans	-	-	20,000
Repayment of lease liabilities	(295)	(289)	(1,221)
Repayment of long-term loans	(16)	(121)	(205)
Repayment of other long-term liabilities	(1,500)	-	-
Net cash provided by (used in) financing activities	(1,808)	(403)	18,593

Exchange differences on balances of cash and cash equivalent	236	75	(334)

Increase (decrease) in cash and cash equivalents	3,380	(8,761)	(51,610)

Cash and cash equivalents at the beginning of the year	18,587	70,197	70,197

Cash and cash equivalents at the end of the year	$21,967	$61,436	$18,587

Significant non-cash transactions
Purchase of property and equipment through capital lease	$174	$302	$845
Purchase of property and equipment	$254	$670	$1,001

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:- General

General description of the Company and its activity

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028.

In November 2021, the Company acquired a portfolio of four FDA approved plasma-derived hyperimmune commercial products from Saol Therapeutics (“Saol”). The acquisition of this portfolio furthers the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., will be responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers. Refer to Note 5 of the Company’s annual financial statements as of December 31, 2021.

The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”). Pursuant to an agreement with Takeda, the Company terminated the production and sale of GLASSIA to Takeda during 2021 resulting in a significant reduction in revenues. Takeda initiated its own production of GLASSIA for the U.S. market. Commencing 2022, Takeda pays royalties to the Company at a rate of 12% on GLASSIA’s net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually. Refer to Note 19 of the Company’s annual financial statements as of December 31, 2021.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:- Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Implementation of new accounting standards:

i.	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current. The Amendment replaces certain requirements for classifying liabilities as current or non-current. Thus for example, according to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the Amendment, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment is effective for reporting periods beginning on or after January 1, 2023 with earlier application being permitted. The Amendment is applicable retrospectively, including an amendment to comparative data.

The Company believes that the adoption of the Amendment will not have an effect on its financial statements.

ii.	Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

The Amendment is effective for annual periods beginning on or after January 1, 2023, by amending the opening balance of the retained earnings or adjusting a different component of equity in the period the Amendment was first adopted. Earlier application is permitted.

The Company has not yet commenced examining the effects of applying the Amendment on the financial statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:- Significant events in the reporting period

Grant of options to the purchase ordinary shares of the Company to employees, executive officers, CEO and Board of Directors members

On February 28, 2022, the Company’s Board of Directors approved the grant of options to purchase up to 1,345,600, 400,000 and 270,000 ordinary shares of the Company to employees and executive officers, CEO and Board of Directors members, respectively.

As of March 31, 2022, out of the above mentioned, the Company granted to employees and executive officers a total of:

-	1,130,100 options to purchase the ordinary shares of the Company, under the Israeli Share Option Plan, at exercise prices that ranged between NIS 19.36-18.92 (USD 5.80-6.05) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $2,272 thousands.

-	101,200 options to purchase the ordinary shares of the Company, under the US Share Option Plan, at exercise prices that ranged between USD 5.88-6.10 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $226 thousands.

The grant of options to the CEO and the Board of Directors members are subject to the approval of the General Meeting of Shareholders that is expected to take place during 2022.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Development, manufacturing, sales and distribution of proprietary plasma-derived protein therapeutics.

Distribution	-	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended March 31, 2022
Revenues	$23,011	$5,082	$28,093
Gross profit	$10,562	$740	$11,302
Unallocated corporate expenses			(11,056)
Finance expenses, net			(2,033)
Income before taxes on income			$(1,787)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended March 31, 2021
Revenues	$20,870	$4,030	$24,900
Gross profit	$8,402	$529	$8,931
Unallocated corporate expenses			(6,567)
Finance expenses, net			323
Income before taxes on income			$2,687

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year Ended December 31, 2021
Revenues	$75,521	$28,121	$103,642
Gross profit	$27,327	$3,001	$30,328
Unallocated corporate expenses			(31,024)
Finance expenses, net			(1,189)
Income before taxes on income			$(1,885)

c.	Reporting on operating segments by geographic region:

	Three months period ended March 31, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America	$16,951	$-	$16,951
Israel	1,627	5,082	6,709
Europe	1,052	-	1,052
Latin America	2,030	-	2,030
Asia	984	-	984
Others	367	-	367
	$23,011	$5,082	$28,093

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-Operating Segments (cont.)

c.	Reporting on operating segments by geographic region:

	Three months period ended March 31, 2021
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$13,883	$-	$13,883
Israel	1,986	4,030	6,016
Europe	2,427	-	2,427
Latin America	2,175	-	2,175
Asia	380	-	380
Others	19	-	19
	$20,870	$4,030	$24,900

	Year ended December 31, 2021
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A and North America	$49,763	$-	$49,763
Israel	7,653	28,121	35,774
Europe	5,677	-	5,677
Latin America	9,127	-	9,127
Asia	3,167	-	3,167
Others	134	-	134
	$75,521	$28,121	$103,642

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:- Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2	Level 3
	U.S Dollars in thousands
March 31, 2022
Derivatives instruments	$-	$(58)	-
Contingent consideration	-	-	$(22,551)

March 31, 2021
Derivatives instruments	$-	$66	$-

December 31, 2021
Derivatives instruments	$-	$73	$-
Contingent consideration	$-	$-	$(21,995)

During the three months ended on March 31, 2022 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 6:- Subsequent events

In November 2018, the Company signed a collective bargaining agreement with the Histadrut and the Employees’ Committee, which expired on December 31, 2021. On April 26, 2022, during the Company’s negotiations with the Histadrut - General Federation of Labor in Israel (the “Histadrut”) and the Employees’ Committee of Kamada’s Beit Kama production facility in Israel (the “Employee’s Committee”), on the extension of a collective bargaining agreement, the Employee’s Committee elected to declare a labor strike in the Beit Kama plant. As the strike was initiated by the Employee's Committee, the Company cannot currently predict how long it will last.